Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 26, 2019, relating to the financial statements and financial statement schedule of PerkinElmer, Inc. and subsidiaries, (which includes an explanatory paragraph relating to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers on January 1, 2018) and the effectiveness of PerkinElmer, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of PerkinElmer, Inc. for the year ended December 30, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is a part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

March 21, 2019